                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                November 13, 2001


                                  BUNGE LIMITED
                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)


       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X   Form 40-F
                  -----            -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes         No    X
              -----      -----

                                  BUNGE LIMITED


                                INDEX TO FORM 6-K


                                                                                    Page
                                                                                    ----
FINANCIAL STATEMENTS                                                                 2

     Consolidated Balance Sheets at December 31, 2000 and September 30, 2001         2

     Consolidated Interim Statements of Income for the Three Months Ended and
        Nine Months Ended September 30, 2000 and 2001                                3

     Consolidated Interim Statements of Cash Flows for the Nine Months Ended
        September 30, 2000 and 2001                                                  4

     Notes to Consolidated Interim Financial Statements                              5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
    AND RESULTS OF OPERATIONS                                                       14

     Disclosure Regarding Forward-Looking Information                               14

     Results of Operations                                                          14

     Liquidity and Capital Resources                                                21

     Dividends                                                                      22

     Recent Accounting Pronouncements                                               22

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                          23

SIGNATURES                                                                          24

FINANCIAL STATEMENTS


                         BUNGE LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

             (UNITED STATES DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

                                                                         DECEMBER 31,      SEPTEMBER 30,
                                                                             2000              2001
                                                                         ------------      -------------
                                                                                            (UNAUDITED)
                                        ASSETS
Current assets:
   Cash and cash equivalents                                               $   423           $   191
   Marketable securities                                                        61                59
   Trade accounts receivable (less allowance of $58 and $59)                   873               784
   Inventories (Note 3)                                                      1,311             1,564
   Recoverable taxes                                                           225               141
   Deferred income taxes                                                        21                20
   Other current assets                                                        513               535
                                                                           -------           -------
Total current assets                                                         3,427             3,294
                                                                           -------           -------
Property, plant and equipment, net                                           1,859             1,541
Goodwill and other intangible assets, net                                      200               163
Investments in affiliates                                                       54                46
Deferred income taxes                                                          169               128
Other non-current assets                                                       145               134
                                                                           -------           -------
TOTAL ASSETS                                                               $ 5,854           $ 5,306
                                                                           =======           =======

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Short-term debt                                                         $ 1,268           $   939
   Current portion of long-term debt                                           254               224
   Trade accounts payable                                                      839               805
   Other current liabilities                                                   385               521
                                                                           -------           -------
Total current liabilities                                                    2,746             2,489
                                                                           -------           -------
Long-term debt (Note 8)                                                      1,003               809
Deferred income taxes                                                          141               114
Other non-current liabilities                                                  282               233

Commitments and contingencies (Note 6)

Minority interest in subsidiaries                                              543               418

Shareholders' equity:
   Common stock, par value $.01; authorized - 240,000,000 shares;
     issued and outstanding: 2000 - 64,380,000 shares,
     2001 - 83,155,100 shares (Note 10)                                          1                 1
   Additional paid-in capital                                                1,428             1,706
   Receivable from former shareholder (Note 5)                                (126)             (108)
   Retained earnings                                                           309               395
   Accumulated other comprehensive loss                                       (473)             (751)
                                                                           -------           -------
Total shareholders' equity                                                   1,139             1,243
                                                                           -------           -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 $ 5,854           $ 5,306
                                                                           =======           =======

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

                    CONSOLIDATED INTERIM STATEMENTS OF INCOME

             (UNITED STATES DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

                                                                           THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                              SEPTEMBER 30,               SEPTEMBER 30,
                                                                          ---------------------       ---------------------
                                                                           2000          2001          2000          2001
                                                                          -------       -------       -------       -------
                                                                               (UNAUDITED)                 (UNAUDITED)
Net sales                                                                 $ 2,711       $ 3,151       $ 7,000       $ 8,312
Cost of goods sold                                                          2,459         2,818         6,492         7,613
                                                                          -------       -------       -------       -------

GROSS PROFIT                                                                  252           333           508           699
Selling, general and administrative expenses                                  119           126           307           320
                                                                          -------       -------       -------       -------

INCOME FROM OPERATIONS                                                        133           207           201           379
Non-operating income (expense) - net (Note 7)                                 (72)         (100)         (149)         (232)
                                                                          -------       -------       -------       -------

INCOME BEFORE INCOME TAX, MINORITY INTEREST, DISCONTINUED OPERATIONS
   AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                     61           107            52           147
Income tax expense                                                            (12)          (24)           (9)          (28)
                                                                          -------       -------       -------       -------

INCOME BEFORE MINORITY INTEREST, DISCONTINUED OPERATIONS
   AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                     49            83            43           119
Minority interest                                                             (27)          (26)          (32)          (43)
                                                                          -------       -------       -------       -------

INCOME BEFORE DISCONTINUED OPERATIONS AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE                                               22            57            11            76
Discontinued operations  (Note 4)
   Loss from discontinued operations, net of tax benefit of $1                 (5)           --            (9)           --
   Gain on disposal of discontinued operations, net of tax of $0               --            --            --             3
                                                                          -------       -------       -------       -------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE              17            57             2            79
Cumulative effect of change in accounting principle, net of tax
   of $4 (Note 2)                                                              --            --            --             7
                                                                          -------       -------       -------       -------

NET INCOME                                                                $    17       $    57       $     2       $    86
                                                                          =======       =======       =======       =======

EARNINGS PER COMMON SHARE - BASIC AND DILUTED (NOTE 12):
Income before discontinued operations and cumulative effect
   of change in accounting principle                                      $  0.34       $  0.76       $  0.17      $   1.12
Discontinued operations                                                     (0.08)           --         (0.14)         0.04
Cumulative effect of change in accounting principle                            --            --            --           .10
                                                                          -------       -------       -------       -------

Net income per share                                                      $  0.26       $  0.76       $  0.03       $  1.26
                                                                          =======       =======       =======       =======

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

                  CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

                       (UNITED STATES DOLLARS IN MILLIONS)

                                                                                   NINE MONTHS ENDED
                                                                                     SEPTEMBER 30,
                                                                                -------------------------
                                                                                  2000            2001
                                                                                ---------       ---------
                                                                                      (UNAUDITED)
OPERATING ACTIVITIES
Net income                                                                      $       2       $      86
Adjustment to reconcile net income to cash (used for) provided by operating activities:
     Unrealized foreign exchange (gain) loss                                          (35)             49
     Unrealized gain on marketable securities                                          --             (11)
     Bad debt expense                                                                   6              18
     Depreciation, depletion and amortization                                         107             114
     Deferred income taxes                                                            (21)             (3)
     Gain on sale of property, plant and equipment and investments                     (6)             (5)
     Discontinued operations                                                            9              (3)
     Earnings in equity of affiliates                                                  (2)             (1)
     Minority interest                                                                 32              43
     Changes in operating assets and liabilities, excluding the effects of acquisitions:
        Marketable securities                                                         (10)             15
        Trade accounts receivable                                                    (223)            (45)
        Inventories                                                                  (366)           (516)
        Recoverable taxes                                                             (28)            102
        Trade accounts payable                                                          2             108
        Other - net                                                                   115               4
                                                                                ---------       ---------
           Cash used for operating activities                                        (418)            (45)

INVESTING ACTIVITIES
Payments made for capital expenditures                                               (124)           (151)
Proceeds from disposal of property, plant and equipment                                 5               8
Proceeds from sale of discontinued operations                                          --              59
Business acquisitions, net of cash acquired                                           (53)             (9)
Investments in affiliate                                                               --              (1)
Repayments of related party loans                                                     164              --
                                                                                ---------       ---------
           Cash used for investing activities                                          (8)            (94)

FINANCING ACTIVITIES
Net change in short-term debt                                                         428            (199)
Proceeds from long-term debt                                                          218              53
Repayment of long-term debt                                                          (270)           (196)
Proceeds from sale of common stock                                                     --             278
Dividends paid to minority interest                                                   (16)            (24)
Proceeds from shareholder loan                                                         --              18
Capital contributions from minority interest                                           10              --
                                                                                ---------       ---------
           Cash provided by (used for) financing activities                           370             (70)
Effect of exchange rate changes on cash and cash equivalents                           (6)            (23)
                                                                                ---------       ---------

Net decrease in cash and cash equivalents                                             (62)           (232)
Cash and cash equivalents, beginning of period                                        363             423
                                                                                ---------       ---------
Cash and cash equivalents, end of period                                        $     301       $     191
                                                                                =========       =========

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


1.     BASIS OF PRESENTATION

              The accompanying unaudited interim consolidated financial statements of Bunge Limited and subsidiaries (Bunge) have been prepared in accordance with United States of America generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for the complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been included. The consolidated balance sheet at December 31, 2000 has been derived from Bunge's audited financial statements at that date. Operating results for the three and nine months ended September 30, 2001 are not necessarily indicative of the results to be expected for the year ending December 31, 2001. The financial statements should be read in conjunction with the consolidated financial statements and notes thereto for Bunge for the years ended December 31, 2000, 1999, and 1998, included in our Registration Statement on Form F-1 (File No. 333-65026), as amended, filed with the Securities and Exchange Commission.

              Certain reclassifications were made to the prior period financial statements to conform to the current presentation.


2.     NEW ACCOUNTING STANDARDS

              In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS (SFAS No. 143) effective January 1, 2003 and Statement of Financial Accounting Standards No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS (SFAS No. 144) effective January 1, 2002. SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. Bunge is evaluating the impact SFAS No. 143 and SFAS No. 144 will have on its financial statements.

              In July 2001, the FASB issued Statements of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS (SFAS No. 141), and No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS No. 142). SFAS No. 141 supercedes Accounting Principle Board (APB) Opinion No. 16, BUSINESS COMBINATIONS and changes the accounting for business combinations by requiring all business combinations to be accounted for using the purchase method, eliminating pooling-of-interests, except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS No. 141 further clarifies the criteria for recognizing intangible assets separately from goodwill. SFAS No. 141 is effective for any business combination that is completed after June 30, 2001.

              SFAS No. 142 supercedes APB Opinion No. 17, INTANGIBLE ASSETS and changes the accounting for goodwill and other intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) by eliminating the amortization of goodwill and other intangible assets with indefinite lives. However, SFAS No. 142 requires goodwill and other intangible assets to be tested at least annually for impairment. Separable other intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. Bunge will continue to amortize goodwill and intangible assets acquired prior to July 1, 2001 during the transition period of July 1, 2001 until the adoption of SFAS No. 142 on January 1, 2002. Amortization expense was $1 million and $2 for the three months ended September 30, 2001 and 2000 and $5 million and $6 million for the nine months ended September 30, 2001 and 2000, respectively. Bunge is evaluating the impact SFAS No. 142 will have on its financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


2.     NEW ACCOUNTING STANDARDS (CONTINUED)

              Effective January 1, 2001, Bunge adopted SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 established accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities. As a result of this adoption, Bunge's net income in the first quarter of 2001 increased by $7 million, net of $4 million of tax expense for the fair value of previously unrecognized derivative instruments. Bunge also recorded a loss in other comprehensive income
       (loss) of $(3) million, net of $2 million tax benefit for derivatives which hedge the variable cash flows of certain forecasted transactions. These adjustments are reported as a cumulative change in accounting principle as of January 1, 2001.

              Bunge follows a policy to reduce price risk caused by market fluctuations by using exchange traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sale contracts. Inventories of merchandisable agricultural commodity inventories are stated at market value. Exchange-traded futures and options contracts, forward purchase contracts and forward sale contracts are valued at the quoted market price as required under SFAS No. 133. Changes in the market value of inventories of merchandisable agricultural commodity inventories, forward purchase and sale contracts, and exchange-traded futures and options contracts, are recognized in earnings immediately as a component of cost of goods sold.

              In addition, Bunge occasionally will hedge portions of its oilseed processing business production requirements, including purchases of soybeans and sales of soybean meal and soybean oil. The instruments used are readily marketable exchange-traded futures contracts, which are designated as cash flow hedges. The changes in the market value of such futures contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains or losses arising from open and closed hedging transactions are deferred in other comprehensive income (loss), net of applicable taxes, and are recognized in cost of goods sold when the products associated with the hedged item are sold.

              Unrealized gains/losses on the exchange-traded futures and options contracts, forward purchase and sale contracts and foreign currency swaps and options are classified on the balance sheet in other current assets or other current liabilities.


3.       INVENTORIES

              Inventories consist of the following:

                                                                             DECEMBER 31,      SEPTEMBER 30,
       (US$ IN MILLIONS)                                                         2000              2001
       -----------------                                                     ------------      -------------
                                                                                                (UNAUDITED)
       Agribusiness - Readily marketable inventories at market value            $  799            $  924
       Fertilizer                                                                  298               360
       Edible oils                                                                  60                51
       Wheat milling and bakery                                                     17                43
       Other                                                                       137               186
                                                                                ------            ------
       Total                                                                    $1,311            $1,564
                                                                                ======            ======

              READILY MARKETABLE INVENTORIES AT MARKET VALUE - Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


4.     DISCONTINUED OPERATIONS

              In March 2001, Bunge committed to a divestiture plan and sold its Brazilian baked goods division, Plus Vita S.A. to a third party. The divestiture resulted in a gain to Bunge of $3 million. The net assets of the division as of December 31, 2000 were $59 million and were classified in other current assets.

              Accordingly, the operating results for the disposed division have been separately classified and reported for all periods presented.

              The following table summarizes the financial information related to the discontinued operations of the baked goods division:

                                     THREE MONTHS ENDED             NINE MONTHS ENDED
                                        SEPTEMBER 30,                  SEPTEMBER 30,
                                  -------------------------      -------------------------
      (US$ IN MILLIONS)             2000            2001           2000            2001
      -----------------           ---------       ---------      ---------       ---------
                                         (UNAUDITED)                    (UNAUDITED)
       Net sales                  $      18       $      --      $      53       $      11

       Net loss                   $      (5)      $      --      $      (9)      $      --

5.     RELATED PARTY TRANSACTIONS

              Shareholders' equity includes a long-term note receivable in the amount of $108 million and $126 million at September 30, 2001 and December 31, 2000, respectively, from the former sole shareholder of Bunge, Bunge International Limited, relating to a capital contribution. Bunge recorded interest income of $4 million and $9 million for the nine months ended September 30, 2001 and 2000, respectively, relating to related party loans with Bunge International Limited.

              Bunge sells soybean meal and fertilizer products to Seara Alimentos S.A., a subsidiary of Bunge International Limited, which is engaged in the business of meat and poultry production. These sales were $1 million and $4 million for the three months ended September 30, 2001 and 2000, respectively, and $9 million and $10 million for the nine months ended September 30, 2001 and 2000, respectively.

6.     COMMITMENTS AND CONTINGENCIES

              Bunge is party to a number of claims and lawsuits, primarily tax and labor claims, arising out of the normal course of business. After taking into account liabilities recorded for all of the foregoing matters, management believes that the ultimate resolution of such matters will not have a material adverse effect on Bunge's financial condition, results of operations or liquidity. Included in other non-current liabilities as of September 30, 2001 and December 31, 2000 are the following accrued liabilities:

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


6.     COMMITMENTS AND CONTINGENCIES (CONTINUED)

                                 DECEMBER 31,       SEPTEMBER 30,
       (US$ IN MILLIONS)            2000                2001
       -----------------          --------            --------
                                                     (UNAUDITED)
       Tax claims                 $    131            $    110
       Labor claims                     86                  57
       Civil and other                  19                  27
                                  --------            --------
       Total                      $    236            $    194
                                  ========            ========

              TAX CLAIMS - The tax claims relate principally to claims against Bunge's Brazilian subsidiaries, including income tax claims, value added tax claims (ICMS and IPI) and sales tax claims (PIS and COFINS). The determination of the manner in which various Brazilian federal, state and municipal taxes apply to Bunge's operations is subject to varying interpretations arising from the complex nature of Brazilian tax law as well as changes in tax laws introduced by the PLANO REAL in 1994 and the current Brazilian constitution established in 1988.

              LABOR CLAIMS - The labor claims relate principally to labor claims against Bunge's Brazilian subsidiaries. Court rulings under Brazilian laws have historically been in favor of the employee-plaintiff. The labor claims primarily relate to dismissals, severance, health and safety, salary adjustments and supplementary retirement benefits.

              CIVIL AND OTHER - The civil and other claims relate to various disputes with suppliers and customers.

              Bunge has issued several direct and indirect guarantees for the payment of long-term loans of affiliated companies totaling approximately $20 million and $26 million as of September 30, 2001 and December 31, 2000, respectively. Management believes that these guarantees will not adversely affect Bunge's financial condition, results of operations or liquidity.

7.     NON-OPERATING INCOME (EXPENSE) - NET

              Non-operating income (expense) - net consists of income and (expense) items as follows:

                                                          THREE MONTHS ENDED              NINE MONTHS ENDED
                                                             SEPTEMBER 30,                  SEPTEMBER 30,
                                                       -------------------------       -------------------------
       (US$ IN MILLIONS)                                 2000            2001            2000            2001
       -----------------                               ---------       ---------       ---------       ---------
                                                              (UNAUDITED)                     (UNAUDITED)
       Interest income                                 $      24       $      20       $      95       $      92
       Interest expense                                      (55)            (38)           (156)           (154)
       Interest expense on debt financing readily
         marketable inventories                              (14)            (10)            (38)            (31)
       Foreign exchange                                      (32)            (71)            (64)           (142)
       Other income (expense)                                  5              (1)             14               3
                                                       ---------       ---------       ---------       ---------
       Total non-operating income (expense) - net      $     (72)      $    (100)      $    (149)      $    (232)
                                                       =========       =========       =========       =========

              INTEREST EXPENSE ON DEBT FINANCING READILY MARKETABLE INVENTORIES
       - Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


7.     NON-OPERATING INCOME (EXPENSE) - NET (CONTINUED)

       characteristics, widely available markets and international pricing mechanisms. Bunge attributes interest expense to these inventories based on the average interest rates on the debt used to finance these inventories.

8.     LONG-TERM DEBT

              In the third quarter of 2001, Bunge completed the defeasance of $60 million of outstanding long-term debt by depositing $62 million in U.S. treasury securities, which amount is expected to be sufficient to make payments of interest and principal on the scheduled payment dates, in trust for the benefit of the lenders. As a result of the completion of the defeasance, all of Bunge's rights and obligations with respect to the long-term debt have been released.


9.     COMPREHENSIVE INCOME (LOSS)

              The following table summarizes the components of comprehensive income (loss):

                                                                 THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                    SEPTEMBER 30,                   SEPTEMBER 30,
                                                              -------------------------       -------------------------
       (US$ IN MILLIONS)                                        2000            2001            2000            2001
       -----------------                                      ---------       ---------       ---------       ---------
                                                                     (UNAUDITED)                     (UNAUDITED)
       Net income                                             $      17       $      57       $       2       $      86
       Other comprehensive income (loss):
         Foreign exchange translation adjustment                    (18)           (139)            (37)           (278)
         Cumulative effect of a change in accounting
           principle, net of tax of $2                               --              --              --              (3)
         Unrealized gain on commodity futures designated
           as cash flow hedges, net of tax of $0                     --               1              --               3
                                                              ---------       ---------       ---------       ---------
       Total comprehensive loss                               $      (1)      $     (81)      $     (35)      $    (192)
                                                              =========       =========       =========       =========

10.    SHAREHOLDERS' EQUITY

              Between July 5, 2001 and July 12, 2001, Bunge's Board of Directors approved: (i) the exchange with Bunge International of 12,000 common shares, par value $1.00 per share, of Bunge Limited, for 1.2 million common shares, par value $.01 per share, of Bunge Limited, (ii) the declaration and payment of a 52.65-for-1 share dividend, (iii) an increase in Bunge's authorized share capital to 240 million common shares, par value $.01 per share, (iv) the authorization of 9,760,000 of undesignated preference shares and (v) the authorization of 240,000 of Series A Preference Shares. The common share data presented herein have been restated for all periods to reflect the effects of the share exchange and share dividend described above.

              On August 6, 2001, Bunge International Limited effected a series of transactions that resulted in the pro rata distribution of the common shares of Bunge to the shareholders of Bunge International Limited. Prior to August 6, 2001, all of the common shares of Bunge were owned by Bunge International Limited, a privately held company incorporated in Bermuda.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


10.    SHAREHOLDERS' EQUITY (CONTINUED)

              On August 7, 2001, Bunge sold 17,600,000 of its common shares, par value $.01, at an offering price of $16 per share in an initial public offering. On September 6, 2001, Bunge sold 1,175,000 of its common shares, par value $.01, at an offering price of $16 per share upon the exercise of the underwriters' over-allotment option. Proceeds from the offering and the exercise of the underwriters' over-allotment option less underwriting discounts, commissions and expenses were $278 million. The net proceeds of the initial public offering and the exercise of the underwriters' over-allotment option were used to reduce indebtedness under Bunge's commercial paper program.

11.    STOCK BASED COMPENSATION

              Effective August 7, 2001 Bunge elected to convert outstanding grants of stock appreciation rights ("SARs") into 921,872 non-qualified stock options at grant prices ranging from $15.87 to $18.87. Bunge also converted outstanding grants of phantom units into 323,531 performance-based restricted stock grants. These awards were made in 2000 and 2001 under the Bunge Limited Equity Incentive Plan, registered with the Securities and Exchange Commission on Form S-8, File No. 333-66594 (the "Plan"). The vesting schedule of these awards will remain as set forth in the award agreements prior to conversion. At September 30, 2001, 189,687 outstanding non-qualified stock options were vested and exercisable with none forfeited or exercised.

              In accordance with the Plan, in August 2001, Bunge issued 1,219,000 non-qualified stock options at an exercise price of $16.00 per share to its employees and directors. These non-qualified stock options vest on a pro-rata basis over a three-year period on the anniversary of the grant date.

12.    EARNINGS PER SHARE

              Basic earnings per share is computed by dividing net income by the weighted average number of common shares, excluding any dilutive effects of options and performance-based restricted stock during the reporting period. Diluted earnings per share are computed similar to basic earnings per share, except that the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of stock options and performance-based restricted stock, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. The following table sets forth the computation of basic and diluted earnings per share for the three and nine months ended September 30, 2001 and 2000.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


12.  EARNINGS PER SHARE (CONTINUED)

                                                        THREE MONTHS ENDED           NINE MONTHS ENDED
       (US$ IN MILLIONS, EXCEPT FOR SHARE DATA)            SEPTEMBER 30,               SEPTEMBER 30,
       -----------------------------------------     -------------------------   -------------------------
                                                        2000          2001          2000          2001
                                                     -----------   -----------   -----------   -----------
       Income before discontinued operations and
         cumulative effect of change in accounting
         principle - basic and diluted               $        22   $        57   $        11   $        76
                                                     ===========   ===========   ===========   ===========

       Weighted average number of common shares
         outstanding:
         Basic                                        64,380,000    75,221,060    64,380,000    68,033,397
         Effect of dilutive shares                            --        39,275            --        13,236
                                                     -----------   -----------   -----------   -----------
         Diluted                                      64,380,000    75,260,335    64,380,000    68,046,633
                                                     ===========   ===========   ===========   ===========

       Earnings per share from income before
         discontinued operations and cumulative
         effect of change in accounting principle:
           Basic                                     $      0.34   $      0.76   $      0.17   $      1.12
           Diluted                                          0.34          0.76          0.17          1.12

13.    SEGMENT INFORMATION

              Bunge has five reporting segments, which are organized based upon similar economic characteristics and are similar in nature of products and services offered, the nature of production processes, the type and class of customer and distribution methods. The agribusiness segment is characterized by both inputs and outputs being agricultural commodities and thus high volume and low margin. The activities of the fertilizer segment include raw material mining, mixing fertilizer components and marketing products. The edible oil products segment involves the manufacturing and marketing of products derived from vegetable oils. The wheat milling and bakery products segment involves the manufacturing and marketing of products derived primarily from wheat. The other segment consists of the soy ingredients and corn products businesses.

              The "Unallocated" column in the following table contains the reconciliation between the totals for reportable segments and Bunge consolidated totals, which consists primarily of corporate items not allocated to the operating segments and intersegment eliminations. Transfers between the segments are generally valued at market. The revenues generated from these transfers are shown in the following table as "Intersegment revenues."

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


13.    SEGMENT INFORMATION (CONTINUED)

       OPERATING SEGMENT INFORMATION

                                                                                 WHEAT
                                                                                MILLING
                                                                   EDIBLE OIL  AND BAKERY
       (US$ IN MILLIONS)                 AGRIBUSINESS   FERTILIZER  PRODUCTS    PRODUCTS     OTHER    UNALLOCATED     TOTAL
       -----------------                 ------------   ----------  ---------  ----------    -----    -----------     -----
                                                                          (UNAUDITED)
       THREE MONTHS ENDED
       SEPTEMBER 30, 2000
       Net sales to external customers       $1,701      $  526      $  270      $  135      $   79      $   --       $2,711
       Intersegment revenues                     77          --          --          --          --         (77)          --
       Gross profit                              94          95          40          15           8          --          252
       Income from operations                    49          68          12           3           1          --          133
       EBITDA (1)                                63          86          17           7           4          --          177
       Depreciation, depletion and
       amortization                              14          18           5           4           3          --           44

       THREE MONTHS ENDED
       SEPTEMBER 30, 2001
       Net sales to external customers        2,322         376         241         135          77          --        3,151
       Intersegment revenues                     78          --          --          --          --         (78)          --
       Gross profit                             182          90          30          16          15          --          333
       Income from operations                   130          64           7           1          12          (7)         207
       EBITDA (1)                               143          77          11           4          14          (6)         243
       Depreciation, depletion and
       amortization                              13          13           4           3           2           1           36

       NINE MONTHS ENDED
       SEPTEMBER 30, 2000
       Net sales to external customers        4,597         935         816         400         252          --        7,000
       Intersegment revenues                    169          --          --          --          --        (169)          --
       Gross profit                             176         149         113          51          19          --          508
       Income from operations                    66          92          35           9           4          (5)         201
       EBITDA (1)                               104         127          49          20          12          (4)         308
       Depreciation, depletion and
       amortization                              38          35          14          11           8           1          107

       NINE MONTHS ENDED
       SEPTEMBER 30, 2001
       Net sales to external customers        6,108         904         680         392         228          --        8,312
       Intersegment revenues                    217          --          --          --          --        (217)          --
       Gross profit                             361         175          84          44          35          --          699
       Income from operations                   228         114          18           7          22         (10)         379
       EBITDA (1)                               265         160          31          16          29          (8)         493
       Depreciation, depletion and
       amortization                              37          46          13           9           7           2          114

----------
(1) Earnings before interest, taxes, depreciation and amortization, ("EBITDA") equals income from operations plus depreciation, depletion and amortization.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


14.    SUBSEQUENT EVENTS

              On October 8, 2001, Bunge entered into an agreement to acquire La Plata Cereal S.A., an Argentine agribusiness company, from Andre & Cie S.A., a Swiss agribusiness company, for a maximum enterprise value of $70 million in cash and assumed debt. The final purchase price will be subject to adjustments. Bunge expects the transaction to close toward the end of the first quarter of 2002.

              On October 22, 2001, Bunge announced that its Board of Directors had declared a quarterly cash dividend of $0.095 per share. The dividend is payable on Thursday, November 29, 2001 to shareholders of record on Thursday, November 15, 2001.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       This report contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic conditions in Brazil and Argentina; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this report are made only as of the date of this report, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

RESULTS OF OPERATIONS

       A summary of certain items in our consolidated statements of income and volumes by reportable segment for the periods indicated follows.

                                          THREE MONTHS            NINE MONTHS
                                       ENDED SEPTEMBER 30,     ENDED SEPTEMBER 30,
                                       ------------------      ------------------
                                        2000        2001        2000        2001
                                       ------      ------      ------      ------
                                           (US$ IN MILLIONS, EXCEPT VOLUMES)
NET SALES:
Agribusiness                           $1,701      $2,322      $4,597      $6,108
Fertilizer                                526         376         935         904
Edible oil products                       270         241         816         680
Wheat milling and bakery products         135         135         400         392
Other                                      79          77         252         228
                                       ------      ------      ------      ------
           Total                       $2,711      $3,151      $7,000      $8,312
                                       ======      ======      ======      ======

COST OF GOODS SOLD:
Agribusiness                           $1,607      $2,140      $4,421      $5,747
Fertilizer                                431         286         786         729
Edible oil products                       230         211         703         596
Wheat milling and bakery products         120         119         349         348
Other                                      71          62         233         193
                                       ------      ------      ------      ------
           Total                       $2,459      $2,818      $6,492      $7,613
                                       ======      ======      ======      ======

                                             THREE MONTHS               NINE MONTHS
                                          ENDED SEPTEMBER 30,        ENDED SEPTEMBER 30,
                                         --------------------       ---------------------
                                           2000        2001          2000          2001
                                         -------      -------       -------       -------
GROSS PROFIT:
Agribusiness                             $    94      $   182       $   176       $   361
Fertilizer                                    95           90           149           175
Edible oil products                           40           30           113            84
Wheat milling and bakery products             15           16            51            44
Other                                          8           15            19            35
                                         -------      -------       -------       -------
           Total                         $   252      $   333       $   508       $   699
                                         =======      =======       =======       =======

SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES:
Agribusiness                             $    45      $    52       $   110       $   133
Fertilizer                                    27           26            57            61
Edible oil products                           28           23            78            66
Wheat milling and bakery products             12           15            42            37
Other                                          7            3            15            13
Unallocated                                   --            7             5            10
                                         -------      -------       -------       -------
           Total                         $   119      $   126       $   307       $   320
                                         =======      =======       =======       =======
INCOME FROM OPERATIONS:
Agribusiness                             $    49      $   130       $    66       $   228
Fertilizer                                    68           64            92           114
Edible oil products                           12            7            35            18
Wheat milling and bakery products              3            1             9             7
Other                                          1           12             4            22
Unallocated other                             --           (7)           (5)          (10)
                                         -------      -------       -------       -------
           Total                         $   133      $   207       $   201       $   379
                                         =======      =======       =======       =======

NET INCOME                               $    17      $    57       $     2       $    86

VOLUMES (IN MILLIONS OF METRIC TONS):
Agribusiness                                11.6         17.1          35.6          43.0
Fertilizer                                   3.6          3.1           6.1           6.1
Edible oil products                           .4           .4           1.2           1.2
Wheat milling and bakery products             .6           .5           1.5           1.5
Other                                         .4           .6            .6           1.1
                                         -------      -------       -------       -------
           Total                            16.6         21.7          45.0          52.9
                                         =======      =======       =======       =======

THREE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2000

       NET SALES. Net sales increased by $440 million, or 16%, to $3,151 million for the three months ended September 30, 2001 from $2,711 million for the three months ended September 30, 2000.

       Net sales in our agribusiness segment increased by $621 million, or 37%, to $2,322 million for the three months ended September 30, 2001 from $1,701 million for the three months ended September 30, 2000. Agribusiness segment net sales increased primarily due to higher sales volumes for soybeans, soybean meal and soybean oil, which we collectively refer to as soy commodity products. The increase was largely attributable to continued growth of our international marketing operations, which increased sales volumes by 5 million metric tons for the three months ended September 30, 2001 compared to the same period in 2000. In addition, grain origination volumes increased due to the large South American soybean and wheat harvests. Average selling prices of soy commodity products declined due to market expectations for a large U.S. soybean crop. Volume increases were attributable to the strong global demand for soy commodity products.

       Net sales in our fertilizer segment decreased by $150 million, or 29%, to $376 million for the three months ended September 30, 2001 from $526 million for the three months ended September 30, 2000. Fertilizer segment net sales declined due to lower average selling prices and lower sales volumes. The decline in average selling prices was due to lower market prices, which we believe were caused by pressure on competitors to meet cash obligations. Sales volumes declined 14% for the three months ended September 30, 2001 compared to the same period in 2000 due to the unusually strong sales volumes experienced in the same three-month period in 2000 as farmers purchased fertilizer ahead of normal seasonal patterns. The overall decline in volumes was partially offset by higher animal nutrient sales volumes driven by the strong export market for Brazilian meat products.

       Net sales in our edible oil products, segment decreased by $29 million, or 11%, to $241 million for the three months ended September 30, 2001 from $270 million for the three months ended September 30, 2000. This decrease in net sales was primarily due to decreases in average selling prices of our edible oil products in 2001 as a result of weakness in U.S. foodservice markets and the adverse effects of the REAL devaluation in the third quarter of 2001.

       Net sales in our wheat milling and bakery products segment were unchanged at $135 million for the three months ended September 30, 2001 and September 30, 2000. Increases in average selling prices were offset by decreases in sales volumes. Average selling prices increased due to the recovery of wheat milling product prices in Brazil, which more than offset the adverse effects of the REAL devaluation in the third quarter of 2001. The sales volume decreases were largely attributable to lower bakery products sales volumes as a result of weakness in U.S. foodservice markets.

       Net sales in our other segment decreased by $2 million, or 3%, to $77 million for the three months ended September 30, 2001 from $79 million for the three months ended September 30, 2000. Net sales in our soy ingredients business increased, but were more than offset by a decline in net sales in our corn products business. Net sales in our soy ingredients business increased due to higher sales volumes, partially offset by lower average selling prices. Net sales in our corn products business decreased primarily due to lower sales volumes as a result of a labor strike at our Danville, Illinois facility. The labor strike was settled in August 2001.

       COST OF GOODS SOLD. Cost of goods sold increased by $359 million, or 15%, to $2,818 million for the three months ended September 30, 2001 from $2,459 million for the three months ended September 30, 2000. Included in cost of goods sold were $36 million and $44 million of depreciation, depletion and amortization expenses for the three months ended September 30, 2001 and September 30, 2000, respectively.

       Cost of goods sold in our agribusiness segment increased by $533 million, or 33%, to $2,140 million for the three months ended September 30, 2001 from $1,607 million for the three months ended September 30, 2000. This increase was primarily due to higher sales volumes.

       Cost of goods sold in our fertilizer segment decreased by $145 million, or 34%, to $286 million for the three months ended September 30, 2001 from $431 million for the three months ended September 30, 2000. This decrease was primarily due to lower sales volumes and a decline in the price of imported raw materials.

       Cost of goods sold in our edible oil products segment decreased by $19 million, or 8%, to $211 million for the three months ended September 30, 2001 from $230 million for the three months ended September 30, 2000. This decline was primarily due to the REAL devaluation and lower raw material costs.

       Cost of goods sold in our wheat milling and bakery products segment decreased by $1 million, or 1%, to $119 million for the three months ended September 30, 2001 from $120 million for the three months ended September 30, 2000. This decrease was primarily a result of lower sales volumes and the effects of the REAL devaluation, partially offset by higher wheat costs.

       Cost of goods sold in our other segment decreased by $9 million, or 13%, to $62 million for the three months ended September 30, 2001 from $71 million for the three months ended September 30, 2000. This decline was primarily due to lower sales volumes in our corn products business as a result of the labor strike at our Danville facility.

       GROSS PROFIT. Gross profit increased by $81 million, or 32%, to $333 million for the three months ended September 30, 2001 from $252 million for the three months ended September 30, 2000.

       Gross profit in our agribusiness segment increased by $88 million, or 94%, to $182 million for the three months ended September 30, 2001 compared to $94 million for the three months ended September 30, 2000. The increase was primarily due to improved profitability in our grain origination, oilseed processing and international marketing business lines. The improvement in gross profit in each of our business lines was due to higher gross profit margins that resulted from strong global demand for soy commodity products and the positive impacts of the industry-wide rationalization of soybean processing capacity that occurred in 2000. Gross profit was positively affected by the 14% devaluation of the Brazilian REAL compared to the U.S. dollar and $4 million of one-time benefits in the third quarter of 2001, resulting from Argentine export incentive programs.

       Fertilizer segment gross profit decreased by $5 million, or 5%, to $90 million for the three months ended September 30, 2001 from $95 million for the three months ended September 30, 2000. The decrease was primarily due to lower sales volumes. The lower sales volumes were a result of unusually strong sales experienced in the same three-month period in 2000 as farmers purchased fertilizer ahead of normal seasonal patterns. The decrease was partially offset by higher animal nutrient product sales volumes.

       Gross profit in our edible oil products segment decreased by $10 million, or 25%, to $30 million for the three months ended September 30, 2001 from $40 million for the three months ended September 30, 2000. The decrease was primarily due to declines in average selling prices attributable to weakness in U.S. foodservice markets.

       Gross profit in our wheat milling and bakery products segment increased by $1 million, or 7%, to $16 million for the three months ended September 30, 2001 from $15 million for the three months ended September 30, 2000. The increase was due to a recovery of wheat milling product prices in Brazil and the effects of the REAL devaluation, partially offset by higher wheat costs.

       Gross profit in our other segment increased by $7 million, or 88%, to $15 million for the three months ended September 30, 2001 from $8 million for the three months ended September 30, 2000. The increase was due to higher sales volumes in our soy ingredients business and lower operating expenses in our corn products business as a result of the labor strike at our Danville facility, which was settled in August 2001.

       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses, or SG&A, increased by $7 million, or 6%, to $126 million for the three months ended September 30, 2001 from $119 million for the three months ended September 30, 2000. SG&A increased by $7 million in our agribusiness segment principally due to the growth of our international marketing operations. SG&A increased in our wheat milling and bakery products segment primarily due to the recording of additional labor claim contingencies in Brazil. SG&A decreased in our fertilizer, edible oil products and other segments primarily due to the effects of the REAL devaluation and our cost reduction programs.

       INCOME FROM OPERATIONS. Income from operations increased by $74 million, or 56%, to $207 million for the three months ended September 30, 2001 from $133 million for the three months ended September 30, 2000. The increase was primarily due to higher gross profit in our agribusiness and other segments. Income from operations in our edible oil products segment declined primarily due to weakness in U.S. foodservice markets. Income from operations in our wheat milling and bakery products segment decreased primarily due to higher SG&A expenses.

       NON-OPERATING ITEMS. A summary of significant non-operating items for the periods indicated follows.

                                                                                THREE MONTHS
                                                                             ENDED SEPTEMBER 30,
                                                                             -------------------
                                                                              2000         2001
                                                                             ------       ------
                                                                              (US$ IN MILLIONS)
       Interest income                                                        $  24       $  20
       Interest expense                                                         (55)        (38)
       Interest expense on debt financing readily marketable inventories        (14)        (10)
       Foreign exchange                                                         (32)        (71)
       Other income (expense)                                                     5          (1)
                                                                              -----       -----
                         Total                                                $ (72)      $(100)
                                                                              =====       =====

       Interest income decreased by $4 million to $20 million for the three months ended September 30, 2001 from $24 million for the three months ended September 30, 2000, primarily due to lower levels of invested cash and lower short-term investments. Interest expense decreased by $17 million to $38 million for the three months ended September 30, 2001 from $55 million for the three months ended September 30, 2000, primarily due to lower levels of long-term debt. Interest expense on debt financing readily marketable inventories, which are our agricultural commodity inventories, decreased by $4 million to $10 million for the three months ended September 30, 2001 from $14 million for the three months ended September 30, 2000. Average interest rates on our short-term debt for the three months ended September 30, 2001 compared to the three months ended September 30, 2000 were lower as a result of financing initiatives implemented in the second half of 2000 and a decrease in short-term interest rates.

       Foreign exchange losses increased by $39 million to a loss of $71 million for the three months ended September 30, 2001 from a loss of $32 million for the three months ended September 30, 2000. The REAL declined in value against the U.S. dollar by 14% for the three months ended September 30, 2001 compared to a 2% decline in value for the three months ended September 30, 2000. Our use of permanently invested long-term intercompany loans reduced our foreign exchange losses by $71 million in the three months ended September 30, 2001.

       Income tax expense was $24 million for the three months ended September 30, 2001 compared to an income tax expense of $12 million for the three months ended September 30, 2000. Income tax expense increased primarily due to higher taxable income.

       Minority interest was an expense of $26 million for the three months ended September 30, 2001 compared to an expense of $27 million for the three months ended September 30, 2000. Despite the increase in net income before minority interest, discontinued operations and cumulative effect of change in accounting principle, minority interest decreased by $1 million largely as the increase in earnings was mostly attributable to companies in which Bunge has a larger ownership interest.

       NET INCOME. Net income increased by $40 million, or 235% to $57 million for the three months ended September 30, 2001 compared to a net income of $17 million for the three months ended September 30, 2000 due to the aforementioned factors.


NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2000

       NET SALES. Net sales increased by $1,312 million, or 19%, to $8,312 million for the nine months ended September 30, 2001 from $7,000 million for the nine months ended September 30, 2000.

       Net sales in our agribusiness segment increased by $1,511 million, or 33%, to $6,108 million for the nine months ended September 30, 2001 from $4,597 million for the nine months ended September 30, 2000. Agribusiness segment net sales increased due to higher sales volumes and higher average selling prices for our soy commodity products. The increase in sales volumes was largely due to growth in our international marketing operations, which increased sales volumes by 8 million metric tons for the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000. Average selling prices increased primarily due to the strong global demand for our soy commodity products.

       Net sales in our fertilizer segment decreased by $31 million, or 3%, to $904 million for the nine months ended September 30, 2001 from $935 million for the nine months ended September 30, 2000. Fertilizer segment net sales decreased due to a decline in average selling prices. Sales volumes remained flat despite including a full nine months of activity for the nine months ended September 30, 2001 from the April 2000 acquisitions of Manah and Fosfertil. The effects of these acquisitions were partially offset by lower retail sales volumes, as the sales in the nine months ended September 30, 2000 were unusually strong as farmers purchased ahead of the normal seasonal patterns. The decline in volumes was also partially offset by higher animal nutrient sales volumes driven by the strong export market for Brazilian meat.

       Net sales in our edible oil products segment decreased by $136 million, or 17%, to $680 million for the nine months ended September 30, 2001 from $816 million for the nine months ended September 30, 2000. This decrease in net sales was primarily due to decreases in average selling prices of our edible oil products in 2001 as a result of weakness in U.S. foodservice markets and the adverse effects of the REAL devaluation.

       Net sales in our wheat milling and bakery products segment decreased by $8 million, or 2%, to $392 million for the nine months ended September 30, 2001 from $400 million for the nine months ended September 30, 2000. This decrease was primarily attributable to lower average selling prices for our wheat milling and bakery products, which were attributable to the adverse effects of the REAL devaluation, offset in part by a recovery of wheat milling product prices in Brazil.

       Net sales in our other segment decreased by $24 million, or 10%, to $228 million for the nine months ended September 30, 2001 from $252 million for the nine months ended September 30, 2000. Net sales in our soy ingredients business increased, but were more than offset in part by a decline in net sales in our corn products business. Net sales in our soy ingredients business increased due to higher sales volumes, partially offset by lower average selling prices. Net sales in our corn products business decreased primarily due to lower sales volumes as a result of the labor strike at our Danville, Illinois facility.

       COST OF GOODS SOLD. Cost of goods sold increased by $1,121 million, or 17%, to $7,613 million for the nine months ended September 30, 2001 from $6,492 million for the nine months ended September 30, 2000. Included in cost of goods sold were $114 million and $107 of depreciation, depletion and amortization expenses for the nine months ended September 30, 2001 and September 30, 2000, respectively.

       Cost of goods sold in our agribusiness segment increased by $1,326 million, or 30%, to $5,747 million for the nine months ended September 30, 2001 from $4,421 million for the nine months ended September 30, 2000. The increase was due to higher sales volumes in our international marketing business, higher average soy commodity product prices and higher energy costs.

       Cost of goods sold in our fertilizer segment decreased by $57 million, or 7%, to $729 million for the nine months ended September 30, 2001 from $786 million for the nine months ended September 30, 2000. This decrease was primarily due to a change in sales product mix and a decline in the price of imported raw materials.

       Cost of goods sold in our edible oil products segment decreased by $107 million, or 15%, to $596 million for the nine months ended September 30, 2001 from $703 million for the nine months ended September 30, 2000. This decline was primarily due to the REAL devaluation and lower raw material costs, partially offset by higher energy costs.

       Cost of goods sold in our wheat milling and bakery products segment decreased by $1 million to $348 million for the nine months ended September 30, 2001 from $349 million for the nine months ended September 30, 2000. The decrease was primarily due to the effects of the REAL devaluation, partially offset by higher wheat costs.

       Cost of goods sold in our other segment decreased by $40 million, or 17%, to $193 million for the nine months ended September 30, 2001 from $233 million for the nine months ended September 30, 2000. This decline was primarily due to lower sales volumes in our corn products business as a result of the labor strike at our Danville facility.

       GROSS PROFIT. Gross profit increased by $191 million, or 38%, to $699 million for the nine months ended September 30, 2001 from $508 million for the nine months ended September 30, 2000.

       Gross profit in our agribusiness segment increased by $185 million, or 105%, to $361 million for the nine months ended September 30, 2001 compared to $176 million for the nine months ended September 30, 2000. The increase was primarily due to improved profitability in our grain origination, oilseed processing and international marketing business lines. The improvement in gross profit in each of our business lines was due to higher gross profit margins that resulted from strong global demand for soy commodity products and the positive impacts of the industry-wide rationalization of soybean processing capacity. Gross profit was positively affected by the 27% devaluation of the Brazilian REAL compared to the U.S. dollar and $9 million of one-time benefits in the nine-month period of 2001, resulting from Argentine export incentive programs.

       Gross profit in our fertilizer segment increased by $26 million, or 17%, to $175 million for the nine months ended September 30, 2001 from $149 million for the nine months ended September 30, 2000. This increase was primarily due to the acquisitions of Manah and Fosfertil in April 2000.

       Gross profit in our edible oil products segment decreased by $29 million, or 26%, to $84 million for the nine months ended September 30, 2001 from $113 million for the nine months ended September 30, 2000. This decrease was primarily due to a decline in average selling prices attributable to weakness in U.S. foodservice markets.

       Gross profit in our wheat milling and bakery products segment decreased by $7 million, or 14%, to $44 million for the nine months ended September 30, 2001 from $51 million for the nine months ended September 30, 2000. The decrease was primarily due to the effects of the REAL devaluation, partially offset by a recovery of wheat milling product prices in Brazil.

       Gross profit in our other segment increased by $16 million, or 84%, to $35 million for the nine months ended September 30, 2001 from $19 million for the nine months ended September 30, 2000. The increase was primarily due to higher sales volumes in our soy ingredients business and lower operating expenses in our corn products business as a result of the effects of the labor strike at our Danville facility.

       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A increased by $13 million, or 4%, to $320 million for the nine months ended September 30, 2001 from $307 million for the nine months ended September 30, 2000. SG&A increased by $23 million in our agribusiness segment principally due to the growth in our international marketing operations. In addition, SG&A decreased in our edible oil products, wheat milling and bakery products and other segments primarily due to the effects of the REAL devaluation and our cost reduction programs.

       INCOME FROM OPERATIONS. Income from operations increased by $178 million, or 89%, to $379 million for the nine months ended September 30, 2001 from $201 million for the nine months ended September 30, 2000. The increase was primarily due to higher gross profit in our agribusiness, fertilizer and other segments. Income from operations in our fertilizer segment increased primarily due to the acquisitions of Manah and Fosfertil, while income from operations in our edible oil products segment decreased due to weakness in U.S. foodservice markets. Income from operations in our wheat milling and bakery products segment decreased due to the effects of the REAL devaluation, partially offset by a recovery in wheat milling product prices.

       NON-OPERATING ITEMS. A summary of significant non-operating items for the periods indicated follows.

                                                                                         NINE MONTHS
                                                                                     ENDED SEPTEMBER 30,
                                                                                    ---------------------
                                                                                     2000            2001
                                                                                    -----           -----
                                                                                      (US$ IN MILLIONS)
       Interest income                                                              $  95           $  92
       Interest expense                                                              (156)           (154)
       Interest expense on debt financing readily marketable inventories              (38)            (31)
       Foreign exchange                                                               (64)           (142)
       Other income                                                                    14               3
                                                                                    -----           -----
                       Total                                                        $(149)          $(232)
                                                                                    =====           =====

       Interest income decreased by $3 million to $92 million for the nine months ended September 30, 2001 from $95 million for the nine months ended September 30, 2000 primarily due to lower levels of invested cash. Interest expense decreased by $2 million to $154 million for the nine months ended September 30, 2001 from $156 million for the nine months ended September 30, 2000 because of lower levels of long-term debt and lower average interest rates in the nine-month period ended September 30, 2001. Interest expense on debt financing readily marketable inventories decreased by $7 million to $31 million for the nine months ended September 30, 2001 from $38 million for the nine months ended September 30, 2000. The decrease in interest expense on readily marketable inventories was due to lower average short-term interest rates in the first nine months of 2001 compared to the same period in 2000.

       Foreign exchange losses increased by $78 million to $142 million for the nine months ended September 30, 2001 from $64 million for the nine months ended September 30, 2000. This increase was primarily due to changes in exchange rates between the REAL and the U.S. dollar, as the REAL declined in value against the U.S. dollar by 27% for the nine months ended September 20, 2001 compared to a 3% decline for the nine months ended September 30, 2000. Our use of permanently invested intercompany loans diminished our foreign exchange losses by $139 million during the first nine months of 2001.

       Income tax expense was $28 million for the nine months ended September 30, 2001 compared to an income tax expense of $9 million for the nine months ended September 30, 2000. Income tax expense for the first nine months of 2001 was higher compared to the first nine months of 2000 primarily due to higher taxable income.

       Minority interest was an expense of $43 million for the nine months ended September 30, 2001 compared to an expense of $32 million for the nine months ended September 30, 2000. The increase was due to the increase in income before minority interest, discontinued operations and cumulative effect of change in accounting principle.

       NET INCOME. Net income was $86 million for the nine months ended September 30, 2001 compared to $2 million for the nine months ended September 30, 2000. Net income for the nine months ended September 20, 2001 was positively affected by a $7 million cumulative effect of a change in accounting principle related to the adoption of SFAS No. 133. As a result of the adoption, commencing in 2001, we have elected to begin recording unrealized gains and losses on previously unrecognized forward purchase and sales contracts as a component of cost of goods sold over the term of these contracts rather than on the delivery date for the underlying commodity as further discussed below. In addition, we recorded a $3 million gain on the disposal of our consumer bread products division in Brazil for the nine months ended September 30, 2001 compared to a loss relating to the division for the nine months ended September 30, 2000. We sold this division to a third party in March 2001 for $58 million.

       Prior to January 2001, open fixed price purchase and sales contracts for merchandisable agricultural commodities were not recognized in our financial statements until delivery of the underlying commodities. Upon our adoption of SFAS No. 133 ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES on January 1, 2001 these open fixed price purchase and sales contracts qualified as derivatives under SFAS No. 133. SFAS No. 133 requires that these derivative financial contracts be recorded on our balance sheet at their fair market value. We have elected to record the associated unrealized gains and losses on these open contracts as a component of cost of goods sold. The impact of this accounting change was the acceleration of the recognition of the open fixed purchase and sales contracts. These contracts have a maturity of less than twelve months and we expect to take delivery of the underlying merchandisable agricultural commodities on these contracts at maturity. Our adoption of SFAS No. 133 resulted in our recording of the previously unrecognized unrealized gains as of December 31, 2000 on these contracts as a cumulative effect of a change in accounting principle as of January 1, 2001.

LIQUIDITY AND CAPITAL RESOURCES

       Capital expenditures were $151 million and $124 million for the nine months ended September 30, 2001 and 2000. The majority of these capital expenditures related to efficiency improvements to reduce costs and upgrade equipment due to changes in technology. In the nine months ended September 30, 2001, we continued a number of revenue enhancing projects which we began in 2000 and are near completion, including constructing additional agricultural commodities storage facilities in North America and Brazil and a sulfuric acid plant in Brazil for our fertilizer segment, as well as the completion of the upgrade of our Destrehan, Louisiana export elevator.

       Our principal sources of liquidity are cash flow from operations before working capital changes in operating assets and liabilities, and borrowings under various short-term and long-term bank facilities and lines of credit. Prior to 2000, we obtained most of our financing at subsidiary levels. In 2000, we implemented several new initiatives to coordinate our funding activities at the parent company level and access the international capital markets, raising a total of $1 billion. These initiatives are designed to allow us to take advantage of lower financing costs worldwide. In December 2000, we received net proceeds of $163 million from the issuance of $170 million of redeemable preferred stock by a special purpose subsidiary. Cash dividends on the preferred stock are payable quarterly based on three-month LIBOR plus a variable spread. As of September 30, 2001, we have accrued dividends of $8 million on the redeemable preferred stock, of which we have paid $7 million. We have a $750 million commercial paper facility, under which $296 million was outstanding as of September 30, 2001 at a weighted average interest rate of 3.8%. Our commercial paper program was rated investment grade by the three principal credit rating agencies. During the third quarter of 2001, we sold approximately 23% of our common shares in an initial public offering, which resulted in $278 million after underwriting discounts, commissions and expenses. These proceeds were used to reduce indebtedness under our commercial paper program. We also issued $107 million of 8.51% three-year trust certificates and $18 million of 8.61% five-year trust certificates in December 2000. In addition, in 2000, Bunge International Limited, our sole shareholder prior to our initial public offering, contributed $126 million of capital to us in the form of a secured note payable. During the first nine months of 2001, Bunge International Limited repaid $18 million of the principal amount of this note to us.

       Cash and cash equivalents at September 30, 2001 and December 31, 2000 were $191 million and $423 million, respectively. Included in our inventory were readily marketable commodity inventories of $924 million and $799 million at September 30, 2001 and December 31, 2000, respectively. These agricultural commodities, which are financed with debt, are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Our current ratio, defined as current assets divided by current liabilities, was 1.32 and 1.25 at September 30, 2001 and December 31, 2000, respectively. Due to our cash levels and the liquidity of our agricultural commodities inventory, we believe our working capital levels satisfy our present business needs.

       At September 30, 2001, we had $515 million outstanding and approximately $240 million available borrowing capacity under short-term lines of credit with a number of lending institutions. In addition, we have various long-term debt facilities at fixed and variable interest rates denominated in both U.S. dollars and reais, most of which mature between 2001 and 2005. As of September 30, 2001, we had $1,033 million outstanding under these long-term credit facilities. Certain land, property, equipment and export commodity contracts, as well as shares of the capital stock of Bunge Fertilizantes, Fosfertil S.A. and Ultrafertil S.A., having a net carrying value of approximately $419 million have been mortgaged or pledged against long-term debt of $295 million at September 30, 2001. Annual maturities of long-term debt for the five years after December 31, 2000 are $254 million, $283 million, $268 million, $101 million and $117 million.

       In the third quarter of 2001, we completed the defeasance of $60 million of our outstanding long-term debt by depositing $62 million of U.S. treasury securities, which are sufficient to make payments of interest and principal on the scheduled payment dates, in trust for the benefit of the lenders. The debt instrument defeased was an export financing contract, which required us to export our products to certain customers. As a result of changes in our business, principally the expansion of our international marketing operations, this debt agreement was no longer commercially attractive to us. As a result of the completion of the defeasance, all of Bunge's rights and obligations with respect to the long-term debt have been released.

       Our long-term debt agreements require us to comply with specific financial covenants related to minimum net worth and working capital and a maximum long-term debt to net worth ratio. We do not expect any legal or contractual restrictions on the ability of our subsidiaries to transfer funds to us to have any impact on our ability to meet our cash obligations.

DIVIDENDS

       On October 22, 2001, Bunge announced that its Board of Directors had declared a quarterly cash dividend of $0.095 per share. The dividend is payable on Thursday, November 29, 2001 to shareholders of record on Thursday, November 15, 2001.

RECENT ACCOUNTING PRONOUNCEMENTS

       In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS (SFAS No. 143) effective January 1, 2003 and Statement of Financial Accounting Standards No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS (SFAS No. 144) effective January 1, 2002. SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. Bunge is evaluating the impact SFAS No. 143 and SFAS No. 144 will have on its financial statements.

       In July 2001, FASB issued Statements of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS (SFAS No. 141), and No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS No. 142). SFAS No. 141 supercedes Accounting Principle Board (APB) Opinion No. 16, BUSINESS COMBINATIONS and changes the accounting for business combinations by requiring all business combinations to be accounted for using the purchase method eliminating pooling-of-interests except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS No. 141 also clarifies the criteria for recognizing intangible assets separately from goodwill. SFAS No. 141 is effective for any business combination that is completed after June 30, 2001.

       SFAS No. 142 supercedes APB Opinion No. 17, INTANGIBLE ASSETS and changes the accounting for goodwill and other intangible assets acquired individually or with a group of other assets, but not those acquired in a business combination, by eliminating the amortization of goodwill and other intangible assets with indefinite lives. However, SFAS No. 142 requires goodwill and other intangible assets to be tested at least annually for impairment. Separable other intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. Bunge will continue to amortize goodwill and intangible assets acquired prior to July 1, 2001 during the transition period of July 1, 2001 until the adoption of SFAS No. 142 on January 1, 2002. Amortization expense was $1 million and $2 for the three months ended September 30, 2001 and 2000 and $5 million and $6 million for the nine months ended September 30, 2001 and 2000, respectively. Bunge is evaluating the impact SFAS No. 142 will have on its financial statements.

       Effective January 1, 2001 we adopted FASB SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No.133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities. As a result of this adoption on January 1, 2001, our net income increased for the first nine months by $7 million, net of $4 million of tax expense for the fair value of previously unrecognized derivative instruments. We also recorded a loss in other comprehensive income (loss) of $(3) million, net of $2 million tax benefit for derivatives which hedge the variable cash flows of certain forecasted transactions. These adjustments are reported as a cumulative change in accounting principle as of January 1, 2001.




                    QUANTITATIVE AND QUALITATIVE DISCLOSURES

                                ABOUT MARKET RISK

       There have been no significant changes in our commodities, currency or interest rate market risk since December 31, 2000, except for an increase in our permanently invested intercompany loans to $576 million as of September 30, 2001 from $290 million as of December 31, 2000, which will serve to further reduce our exposure to foreign exchange gains and losses.

                                   SIGNATURES
                                   ----------

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BUNGE LIMITED


Date: November 13, 2001                  By: /s/ William M. Wells
                                             -------------------------------
                                             William M. Wells
                                             Chief Financial Officer


                                             /s/ Theodore P. Fox, III
                                             -------------------------------
                                             Theodore P. Fox, III
                                             Controller and Principal
                                               Accounting Officer